(Letterhead)


June 21, 2005

BY  FEDERAL  EXPRESS

United  States  Securities  and  Exchange  Commission
Mail  Stop  0407
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

Attention:     Mr.  Albert  G.  Pappas

Dear  Mr.  Pappas:

Re:     Registration  Statement  on  Form  SB-2
        Filed  February  1,  2005
        333-122449

I am in receipt of your letter dated March 2, 2005 relating to our previous filing of the above mentioned Registration Statement.

The page reference in this letter, other than direct quotes from the prospectus, are those of the page number of the "red-lined" copy.

In responding to your various comments, I have placed them in the order mentioned in the above letter in order to facilitate your review.

General
-------

1. The audited financial statements have been updated to December 31, 2004 with comparisons as at March 31, 2005.

2. In response to this comment, I am enclosing three copies of the registration statement. In addition, I am enclosing three copies of the red-lined registration statement which shows all deletions and additions made to the registration statement based on your comments.

Prospectus  Cover  Page
-----------------------

3. Throughout the registration statement the term "the Company" has been replaced by "Henley". In addition, references to "selling security holders" have been un-capitalized. I have not made any changes to the Notes to the Financial Statements wherein the financial statements use the term "Company".

4. Both the reference to the par value of our shares and the previous last paragraph in the prospectus covering page have been deleted.

5.   The  address and telephone number have been removed from the covering page.

6. The previous sentence has been replaced by "There is no public market for Henley's common shares."

Item  3.  Summary  Information  and  Risk  Factors,  page  1
------------------------------------------------------------

Henley  Ventures  Inc.  page  1
-------------------------------

7. The prospectus has been changed to refer to Henley as a "pre-exploration" company in order to conform with other references in the prospectus. Therefore, the first sentence of the second paragraph on page 1 (the "red-line copy) has been amended follows:

     "We are a pre-exploration stage company since we have not explored sufficiently our mineral claim to determine the existence of any minerals on it."

     In response to the second bullet under this section, the following line has been inserted on page 2 ("red-line" copy) in the second paragraph.

     "On the Red Bird claim, Henley is focusing on precious metals; being gold and silver."

     In response to the third bullet in this section, the following sentence has been added to the first sentence in the sixth paragraph on page 1 to clarify the wording "claim group":

     "(being a group of claims located in the same area, being roughly of the size of 1,500 feet by 1,500 feet, with each touching one or more other claims in the group)"

     In response to the fourth bullet, the following sentences have been inserted in the second paragraph on page 1 as follows:

     "In addition, Henley does not own the land comprising the Red Bird but has only the rights to the minerals thereon. The land is owned by the Province of British Columbia; known as the Crown".

     Regarding the exposure to us by having a Bill of Sale Absolute held in the name of a third party the following sentences have been added to the second paragraph on page 1 in this section:

     "We acquired the Red Bird by way of Bill of Sale Absolute from Richard J. Billingsley on July 28, 2004. This Bill of Sale Absolute has not been filed with the Ministry and therefore the claims are still in the name of Richard Billingsley. The only way to ensure the Red Bird is not transferred to a third party without the knowledge of Henley is to have the Red Bird registered in the name of Henley. This has not been done - refer to page Risk Factor #11 on page 6 and on page 27."

     On page 43 under "Description of Property" the following paragraph has been inserted in response to this comment:

     "The Red Bird is recorded in the name of Richard Billingsley who has signed a Bill of Sale Absolute in favor of Henley. Our reason for allowing the Red Bird to remain in the name of Richard Billingsley is two-fold: first, we will not have to extra-provincially incorporate a British Columbia company at a cost of approximately $800 and, second, we would not have to obtain a Free Miners License at a cost of $385. Under the mining laws of British Columbia, only a company incorporated in the Province of British Columbia can hold the rights to minerals on land owned by the Crown and can apply and obtain a Free Miners License. When the Bill of Sale Absolute is filed with the Ministry, the mineral rights will be transferred to the name of Henley. Until this is done, we are exposed and might lose our interest in the Red Bird to a third party if Mr. Billingsley were to transfer the claims without our knowledge. The only way to protect ourselves from this happening is to have the Red Bird registered in Henley's name (see Risk Factor 11 on page 6)."

     As you will notice in the above responses, the HV claim has been lost due to Henley losing the rights to the minerals in January 2005.

     Even though Henley spent sufficient money in January 2005 to maintain the HV claim in good standing, it was not able to file its assessment work due to a change in the method of filing with occurred twelve days before Henley made its application to file its assessment work. Because of the new method of filing, being over the Internet, Henley was delayed in its filing. Nevertheless, it did attempt to computer stake the claim on the morning of January 25, 2005 but Paul Saulnier, the individual holding the Bill of Sale Absolute in favor of Henley, computer staked the HV claim for his own purposes. Henley no longer has any interest in the HV claim.

     Therefore, in the sixth paragraph on page 1 the following sentences have been added:

     "Effective January 12, 2005, the Ministry of Energy and Mines for the Province of British Columbia changed its method of staking and maintaining a mineral property in good standing - refer to page27. This resulted in Henley losing its rights to the minerals on the HV claim."

     The reference noted above to page 27 ("red-line" page 28), has the following paragraph on it indicating the changes made earlier this year regarding maintenance of a mineral claim.

     "During the month of January, we undertook an exploration program on the HV claim sufficient to maintain it in good standing for another twelve months. When submitting the assessment report to the Ministry, we were advised that effective January 12, 2005 the system has been changed and all recording of work on the claim had to be done on the Internet. To access the Internet, an individual requires a British Columbia Electronic Identification Number ("BCeID"). Our geologist who performed our assessment work did not have a BCeID number and therefore could not record our assessment work prior to the expiry of the HV. We engaged the services of another individual who had a BCeID number to "stake" on the Internet starting at 12:00 am on January 25, 2005. Unfortunately, Paul Saulnier, who previously held our Bill of Sale Absolute on our behalf, was able to successfully record the previous HV claim under his name and to his benefit. Therefore, we no longer have an interest in the mineral rights on the HV claim.

     Since we no longer have the rights to the minerals on the HV claim, the prospectus has been changed to eliminate its history and assessment work performed previously on the HV.

     Under "Conditions to Retaining Title to the Red Bird" on page 28, the following sentences have been added to the first paragraph in this section:

     "The Bill of Sale Absolute has not been registered with the Ministry thereby keeping the Red Bird in the name of Richard Billingsley. Refer to Risk Factor 11.

     As mentioned in the last sentence of bullet four under comment 7 Risk Factor (#11) has been added:

     "THE MINERAL RIGHTS TO THE RED BIRD ARE NOT HELD IN THE NAME OF HENLEY WHICH COULD RESULT IN THE MINERAL RIGHTS BEING TRANSFERRED TO A THIRD PARTY WITHOUT KNOWLEDGE OF HENLEY.

     "The rights to the minerals on the Red Bird are recorded in the name of Richard J. Billingsley, an unrelated party to Henley, and even though we have a signed Bill of Sale Absolute we are exposed and might lose our interest in the minerals on the Red Bird. Mr. Billingsley is on record with the Ministry as the registered owner of the Red Bird and without our consent and knowledge, he could transfer the rights to a third party which would result in a lengthy legal case where, at the end, the case could be decided against our interest. Unless we register with the Ministry our rights to the minerals on the Red Bird there is no assurance we will retain our interest to it."

     In response to bullet five, the proven and probable reserves has been moved to the business section on page 24.

8. The section referring to the absence of any revenue and very limited operations has been moved to the forefront of this section and the following has been inserted in response to this comment:

     "Our auditors have expressed substantial doubt about our ability to continue as a going concern - refer to page 46.

     We currently have two officers that devote an immaterial amount of time to our business. For example, one of our officers devotes approximately 10 hours per month to our business and our other officer devotes approximately 5 hours per month to our business.

     We will have to raise money to meet our obligations during the next twelve months in the amount of approximately $52,160 - refer to page 46 and Risk
     Factor  #1  on  page  3.".

     As mentioned above and in this prospectus, the rights to the minerals on the HV claim have been lost. Unfortunately, we did the assessment work as required but were unaware the filing system had change to one using the Internet and any filer on the Internet required a BCeID number - a number which required several weeks for an application to be approved.

The  Offering,  page  2
-----------------------

9. In the second sentence of the first paragraph on page 2 the following sentence has been added:

     "This  represents  84  percent  of  the  issued  and  outstanding  shares."

Risk  Factors,  page  3
-----------------------

10. The response to the former Risk Factor #2 (now #4) -"Since inception we have not made a profit ." the Risk Factor caption has been changed to read as follows:

     "SINCE JANUARY 3, 2001, OUR DATE OF INCEPTION, WE HAVE NOT MADE ANY REVENUE AND HAVE ACCUMULATED LOSSES OF $99,947

     Since our inception on January 3, 2001, we have made no revenue and as at March 31, 2005 have accumulated losses of $99,947. Since we are a pre-exploration stage company, all money spent by us on the exploration of the Red Bird will increase our accumulated losses since it is extremely unlikely we will be able to earn any revenue for a minimum of more than 5 years. First, we will have to explore the Red Bird by establishing a grid allowing us to take rock and soil samples for assaying to determine if there exists any mineralization on the Red Bird. If there is mineralization, we will have to extend the grid and also take additional samples from within the original grid to determine the extent of mineralization. As a minimum, the sampling of rocks and soils using the grid could take two to three years. All expenses during this time will increase our accumulated losses. If the results are still favorable, we will consider a diamond drilling program. Drilling is expenses and the number of holes to be drilled is unknown. Again, the accumulated losses will continue to increase without any revenue being generated. There is the possibility we might never generate any revenue and eventually have to cease our operations".

     Former Risk Factor #13 (now #14) which originally has the title caption of "We will be affected by risk and hazards often associated with a company ." has been revised to read as follows:
     "DURING OUR EXPLORATION PROGRAMS WE WILL BE SUBJECT TO WORKERS' ACCIDENTS, CLIMATIC CHANGES, OR DIFFICULT TERRAIN

     Being a small pre-exploration company, we will be subject to many risk and hazards associated with undertaking our exploration program. First, individual workers on the Red Bird might be injured from twisting their ankles or breaking their legs from falls or slipping on fallen trees and shrubs. Second, during the summer months, we will be subject to forest fires which would result in us abandoning the Red Bird quickly thereby interrupting our exploration program. On the other hand, during the spring and winter months, the Red Bird will be subject to snow and flood conditions which will cause hardship on our exploration activities. Third, the terrain of the Red Bird comprises hills, broken ground rocks, trenches, fallen trees and maybe unknown adits. These hazards will delay our exploration when we are confronted with them".

     In addition to the above two amendments you mentioned, I have made the following revisions to certain other Risk Factors as follows:

     Risk Factor #15 title caption which previously read "We have not performed a survey on either the HV or the Red Bird and therefore their boundaries are uncertain" has been changed to read as follows:

     "WITHOUT PERFORMING A SURVEY ON THE RED BIRD, WE ARE UNCERTAIN AS TO ITS EXACT BOUNDARIES WHICH MIGHT EVENTUALLY LEAD TO LITIGATION TRYING TO DEFEND OUR RIGHTS TO ITS MINERALS"

     Risk Factor #18 title caption previously read "We might not be able to acquire other mineral properties for exploration" has been amended to read as follows:

     "WITHOUT  MONEY,  WE MAY NEVER BE ABLE TO ACQUIRE OTHER MINERAL PROPERTIES"

11. Former Risk Factors 17, 22 and 23 have been grouped and put at the beginning of this section under Risk Factor #2 and is as follows:

     "THE MAJORITY OF OUR DIRECTORS, WHO WORK ONLY WORK PART TIME ON OUR AFFAIRS, HAVE NOT MANAGED AN EXPLORATION COMPANY AND ARE UNFAMILIAR WITH THE REPORTING REQUIREMENTS OF A PUBLIC COMPANY

     None of our directors work full time for us due to having other business interests which take the majority of their time. Only Terry Heard, a director and professional geologist, has had any experience in managing an exploration company but, like his fellow directors, has never been a principal accounting officer involved with the reporting requirements of a company quoted on the OTCBB. As a director, his role is to review proposed exploration programs, advice the Board of Directors as to their merit and overseeing the physical exploration work. Our directors might find it difficult to find the time to adhere to reporting and filing requirements of a public company which, as a minimum, will entail the filing of such reports as quarterly (10Q-SB) and annual financial statements (10K-SB), insiders' reports (3, 4 and 5) , disclosure and change reports (8-K) and annual information circulars to stockholders. Unless the directors are willing to spend more time addressing these matters, we will have to hire professionals to undertake these filing requirements for Henley and this will increase the overall cost of operations".

Being  a  start-up  business  we  will  face  all  the  challenges  page  3
----------------------------------------------------------------------------

12. I have revised this Risk Factor, which is now Risk Factor #3, to read as follows:

     "WE ARE A START UP COMPANY FACING PROBLEMS NEW TO US SUCH AS ASSESSING THE MINERAL POTENTIAL OF THE RED BIRD, HIRING PROFESSIONAL STAFF, PREPARATION OF FINANCIAL STATEMENTS AND IDENTIFYING A MARKET MARKER.

     Henley is in the start up stage; being a relatively new business only incorporated in January 2001, thereby having relatively little experience in operating itself. First, we have never undertook a significant exploration program since, in the past, we have only done sufficient work to maintain the HV claim in good standing. Undertaking a major exploration program will require knowledge which the majority of the directors and officers do not have. Regardless of the results, we have never assessed the merits of a mineral property regarding whether future exploration is warranted. Second, we will have to interview professional staff to work on the Red Bird claim which might be difficult for our directors to do unless Terry Heard is available to assist them. In the event there is a shortage of professional people in British Columbia, our chances in obtaining experienced people will be more difficult since the majority of professional would rather work for a company which is well known and has an inventory of mineral claims. Third, we have never had to prepare on a regular basis reports such as financial statements, budgets and notices to our shareholders. When our prospectus is effective, we will have to file Forms 10K-SB and 10Q-SB and reports required by our officers and directors to file with the SEC. None of these reports have ever been prepared by us and will take time to learn what is required. Fourth, we will have to identify a market marker to make an application to the NASD so that our shares can be quoted on the OTC Bulletin Board ( the " OTCBB"). Market makers might not wish to quote a start up company and therefore we might never have our shares quoted on the OTCBB".

     Since  inception  we  have  not  made  a  profit  page  3
     ----------------------------------------------------------

13. In adherence to your comment, I have revised the former Risk Factor #2 (now #4) and have shown the revision under Comment 10 above.

     Penny  stock  rules  may  make  buying  and  selling  page  4
     --------------------------------------------------------------

14. The former Risk Factor #4 (now #6) has been revised in order to eliminate the detail as follows:

     "PENNY STOCK RULES MAY RESULT IN FEWER BROKERS WILLING TO MAKE A MARKET IN OUR SHARES

     The penny stock rules adopted by the Securities and Exchange Commission may result in fewer brokers making a market in our shares when, and if, we obtain a quotation on the OTCBB. Penny stocks are generally equity securities with a price less than $5.00. It is extremely doubtful our share price will trade above the $5.00 level in the near or foreseeable future.

     Therefore, the penny stock rule might result in fewer brokers willing to make a market in our shares resulting in liquidity to our stockholders being restricted."

     There  is  no  current  market  for  our  shares  page  4
     ----------------------------------------------------------
     If  we  fail  to  maintain  market  makers    page  4
     -----------------------------------------------------
     A  stockholder  may  not  be able to sell their shares on the terms .page 4
     ---------------------------------------------------------------------------

15. The former three Risk Factors noted above have been grouped into one Risk Factor on page 5 as follows:

     "THERE IS NO CURRENT MARKET FOR OUR SHARES WHICH WILL AFFECT THE LIQUIDITY IN SELLING OF OUR SHARES

     We are not listed on any exchange or quotation system and do not have a market maker which results in no market for our shares. Therefore, our shareholders will not be able to sell their shares in an organized market place unless they sell their shares privately. If this happens, our shareholders might not receive a price per share which they might have received had there been a public market for our shares. It is our intension to apply for a quotation on the OTCBB whereby:

     We will have to be sponsored by a participating market maker who will file a Form 211 on our behalf since we will not have direct access to the NASD personnel; and

     We will not be quoted on the OTCBB unless we are current in our reports; being as a minimum Forms 10K-SB and 10Q-SB, filed with the SEC or other regulatory authorities.

     Presently, we estimate the time it will take us to become effective with this prospectus will be six months and twelve to eighteen weeks to be approved for a quotation on the OTCBB. We cannot be sure we will be able to obtain a participating market maker or be approved for a quotation on the OTCBB. If this is the case, there will be no liquidity for the shares of our shareholders".

     If  a  market  develops  for  our  shares  .page  4
     ---------------------------------------------------

16.  The  following  sentence  has  been  inserted  in  Risk  Factor  #8:

     "In addition, even if our stock is approved for quotation by a market maker through the OTCBB, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts."

     No  matter  how  much  is  spent  on  the  HV  and  Red  Bird  .Page  5
     -----------------------------------------------------------------------

17.  The  following  sentences  have  been  added  to Risk Factor #12 on page 6:


     "Prior to losing the mineral rights on the HV, we spent $7,665 on exploration work and on the Red Bird we acquired it, including the preparation of a geological report, for $5,030. Over the twelve months, we will complete Phase I of the exploration program at a cost of $5,800."

     We  will  be  confronted  with  various  governmental  regulations . Page 7
     ---------------------------------------------------------------------------

18. To conform with the various Acts and Code relating to the exploration stage of the Red Bird and I have inserted the following sentences in Risk Factor #19 after the first sentence in this paragraph:

     "During our initial exploration stage, all work must be carried out in accordance with the "Mineral Exploration Code - Part II, Health, Safety and Reclamation Code for Mines" in British Columbia as set forth in the Mining Act. This code is to protect workers and the general public while on the Red Bird. We will have to adhere to the "Fire Prevention and Suppression Regulation of the Forest Practice Code of British Columbia Act" which will give us guidelines relating to camp fires, use of explosives and how to conduct ourselves during the times of forest closures. In addition, we will have to adhere at all times to "Bill 57 - Environmental Management Act" where, if we contaminate the soil or underground water on the Red Bird, we will be liable for clean-up. We will use only workers and professionals who are familiar with all aspects of these regulations and Codes during the initial exploration program."

     In addition, I have deleted the disclosure regarding the reclamation bond on page 27 by deleting the following sentences:

     "The estimated amount of dollars incurred for environmental "clean-up" which we will have to pay will be approximately $7,700 - the deposit posted with the Ministry. The amount of dollars required for environmental clean-up will depend upon the work being done on the Red Bird. If we undertake a trenching program the cost per cubic metre of material moved will range between $0.55 to $0.77 if the government is required to undertaken the clean-up. No charge will be incurred if we do the clean-up ourselves. If road access is required or the site being explored will be unduly disturbed, the Inspector of Mines will have to determine the amount of the bond in advance of work being done. The Reclamation bond will have to be paid to the Government with the preparation of the site for drilling and will be refunded, assuming we do our own clean-up, when we complete that phase of our exploration program. This could mean the refund for the Reclamation bond could be paid back to us within several months of completing the drilling program since time would have to be allowed for the Inspector of Mines to examine the drilling site on our claim having been drilled and prepare the paper work required to refund the deposit. If we choose, it might not make the application for a refund of the Reclamation bond and apply it towards future drilling and exploration activities on either the Red Bird".

     Our  independent  accountants  are  concerned   .  Page  7
     ----------------------------------------------------------

19. This comment has been moved to the forefront of this section and the excerpt from the auditors' opinion has been deleted. In addition, the following sentences have been added to Risk Factor #1:

     "Presently, we owe our independent accountants $4,000, our in-house accountant $10,750 and $117 for unpaid office expenses. In addition, our President, Mr. Sam Hirji, is owed $11,306 and Mr. Moeller, our Chief

     Financial Officer, is owed $187. During the next twelve months, we will require $40,667 to maintain our operations and to pay for the expenses associated with this prospectus. If we were required to settle all the above amounts owed or to be incurred in the future at a single time, we would require cash of $52,160. We do not have these funds on hand. The only availability of funds will be from the issuance of treasury shares or from advances from our directors and officers. If we cannot attract funds from either of these two sources, we might cease to operate as a going concern."

Item  5.  Determination  of  Offering  Price  page  9
 -----------------------------------------------------

20. The following sentences have been inserted in the first paragraph of "Determination of Offering Price" on page 9 as follows:

     "The offering price of the shares previously issued to investors was arbitrarily determined. The facts considered in determining the offering price were Henley's financial condition and prospects, its limited operating history and general conditions of the securities market. The offering price was not an indication of and was not based upon the actual value of Henley. The offering price bears no relationship to Henley's book value, assets or earnings or any other recognized criteria of value."

     Item  6.  Dilution,  page  9
     ----------------------------

21. The sentence under this section on page 9 has been amended to read as follows:

     "The only shares being offered under this prospectus are by the selling securities holders and not by Henley. Therefore, there is no dilution factor."

     Plan  of  Distribution,  page  9
     --------------------------------

22. The disclosure of "statutory disqualification" has been deleted on page 11. None of our directors or officers will be engaged in selling efforts on behalf of the selling shareholders.

Item  10.  Directors, Executive Officers, Promoters and Control Persons, page 13
--------------------------------------------------------------------------------

23. In response to this comment I have made the following amendments to my biography on page 14:

     "Mr. Hirji was a director, from February 1998 to May 2001, of Minera Cortez Resources Ltd. which was a development stage company involved in exploration for gold and copper property in Mexico. Subsequently, Minera changed its name to Western Wind Energy Corporation (TSX listing under the symbol of MND) and is now involved with wind tunnels in the generation of energy and is still considered to be in the development stage. In September

     1999, Mr. Hirji became a director of Falcon Oil and Gas Ltd., a development stage company listed on the TSX under the symbol of FO, which has certain oil and gas properties in Hungary. Mr. Hirji resigned from Falcon Oil and Gas Ltd, on March 31, 2005".

     Significant  Employees,  page  17
     ---------------------------------

24.  A  sentence  has  been added to the beginning of this paragraph on page 15:
     "We  have  no  employees."

     Involvement  in  Certain  Legal  Proceedings,  page  17
     -------------------------------------------------------

25. I have substantially reduced "Involvement in Certain Legal Proceedings" as shown on page 16 and have summarized this section as follows:

     " Henley has filed a petition for bankruptcy, convicted in a criminal proceeding or violated any federal or state securities laws."

     Options,  page  21
     ------------------

26. The date of the expiry of Mr. Heard's stock options has been changed to September 15, 2009 as shown on page 19.

     Market  Information,  page  21
     ------------------------------

27. In response to the first sentence in this comment, the first sentence has been amended on page 19 as follows:

     " find a market maker who will make an application to the NASD to have our shares accepted for trading on the OTCBB."

     In response to the first part of the fourth sentence in this paragraph I have added the following:

     "  .being  as  a  minimum  Forms  10Q-SB  and  10K-SB."

     In response to the second part of the fourth sentence and the last sentence the following has been added as shown on page 20:

     "We estimate this prospectus will take six months to become effective and another twelve to eighteen weeks for the NASD to review the documents submitted by the market maker before we are able to be quoted on the OTCBB. There is no assurance we will ever be quoted on the OTCBB. To date, we have not identified a market maker to sponsor our application to the NASD."

     Penny  Stock  Requirements,  page  22
     -------------------------------------

28. The previous disclosure indicated in this comment has been deleted under.Risk Factor 6 on page 5,

Item  16.  Description  of  Business,  page  25
-----------------------------------------------

     Source  and  Availability  of  Supples  and  Raw  Materials,  page  27
     ----------------------------------------------------------------------

29.  We  have  inserted  in  this  paragraph  the  following costs for supplies:

          2  marking  posts  at  $10  each;

          7  rolls  of  flagging  tape  at  $7.50  per  roll;

          link  chain  will  be  supplied  by  Terry  Heard;  and

          shovels  and  picks  estimated  at  $100  in  total

     At this time it is not known if the drill company will be supplying the raw materials for drilling or we will be responsible for paying of them in advance. The normal practice in British Columbia is for the drilling company to supply all materials related in the drilling and to include this in the overall price quoted to the company using their services. With this in mind, the following sentence has been included under this section. "Normally the cost of these raw materials are included in the overall price submitted by the drillers but in the event we were require to purchase the cement, lumber and sand we estimate the cost would not exceed $1,000."

     Requirements  of  Governmental  Approvals  and  Mining Regulations, page 27
     ---------------------------------------------------------------------------

30. The process of receiving "provincial approvals" has been inserted in the former paragraph as follows:

     Establishing a grid to take soil and rock samples does not require approval from the provincial government. When the work is completed, we will be required to complete a "Statement of Work, Cash Payment and Rental" form and submit it to the Ministry along with a filing fee of $150. The work recorded on this form will maintain the Red Bird in good standing for a further twelve months.

     When undertaking either a trenching or drilling program, we will be required to complete a "Notice of Work" form indicating the work to be undertaken by us on the Red Bird. At the same time, we will have to complete and file with the Ministry a "Reclamation Permit" and a

     "Safekeeping Agreement" to ensure that subsequent to the completion of our program that we leave the area in roughly the same state it was previously.

     If we wish to cut any trees on the Red Bird we will have to apply for a "License to Cut" under the Forestry Ministry. The cost of applying for this license is approximately $150.

     Our exploration work will have to be done in accordance with the "Mineral Exploration Code - Part II - Health, Safety and Reclamation Code of Mines". See details under "Cost of Compliance with Environmental Regulations" on page 26.

     While exploring the Red Bird, we will have to adhere to the requirements of the "Fire Protection and Suppression Regulations of Forest Practice Codes" of British Columbia which related to open fires, use of stoves, use of explosives and what to do during forest closures.

     In response to the second sentence in this comment, our previous sentence has been amended to read:

     "Terry Heard has filed Statement of Work, Cash Payment and Rental forms as well as Reclamation Permits, Safekeeping Agreements, License to Cut, and Notice to Work forms. He has worked under the Mineral Exploration Code -
     Part II - Health Safety and Reclamation Code of Mines and Fire Protection and Suppression Regulations of Forest Practice Codes".

Item  17.  Management's  Discussion  and  Analysis or Plan of Operation, page 41
--------------------------------------------------------------------------------

     (A)  Plan  of  Operations,  page  41
     ------------------------------------

31. In response to this comment, the first three paragraphs on pages 35 and 36 have been revised substantially in order to avoid any vagueness. In addition other information has been added to more fully detail our plans and to eliminate the uncertainty of our ability to continue as a going concern. Needless to say, it will be dependent upon us raising money in the future and from our standpoint it would be easier to raise more money once we are a public trading company. The amendments to our plan of operation are follows:

     "Our plan of operations to overcome our present financial difficulties for the next twelve months will be as follows:

     to  ensure  this  prospectus  becomes  effective;

     to identify a market maker to submit, on our behalf, an application to the NASD for a quotation on the OTCBB;

     to raise money sufficient, once we are public, to meet our cash requirements for the next twelve months as shown below. Raising money might be done in three ways:

     a.   through  the  issuance  of  shares  from  treasury;

     b. obtaining money from institutional lenders guaranteed by our directors and officers; or

     c.   obtaining  advances  from  our  directors  and  officers.

     If any of the above methods of raising money occurs, it would help to eliminate the uncertainty of our ability to continue as a going concern.

     With limited operations to date, it might be difficult for us to obtain money through the issuance of shares especially at a price favorable to our existing shareholders. If the price is too low, too many shares will have to be issued for the same money and a greater dilution affect will happen to our existing shareholders. If this is the case, the only alternative is to have the directors and officers continue to made advance to Henley. Presently, the directors and officers are not wishing to guarantee a loan and would rather not continue to put money into Henley. Therefore, if financing was not available we might have no choice but to allow Henley to cease as a going concern. All shareholders, which include the directors and officers, would lose their investment.

     The amount of money required over the next year has been revised to allow for exploration work for Phase I on the Red Bird. In addition, a schedule has now been included which supports the auditing and accounting costs for the next twelve months.

32.  The  response  to  this  comment  has  been  included  under  31  above.

(B)     Analysis  of  Financial  Condition  and  Results  of Operations, page 43
---     ------------------------------------------------------------------------

     Accounting  and  auditing,  page  43
     ------------------------------------

33. Our in-house accountant prepares the working papers including analysis of accounts, trial balance and draft financial statements. In submitting the first set of financial statements to the auditors, both the financial statements and the notes attached thereto were substantially revised by the auditors to conform with US generally accepted accounting principles. In future, our in-house accountant will prepare all draft financial statements and the notes attached thereto in the format as included in this prospectus.

     In response to this comment, the following sentence has been added on page 37:

     "Our in-house accountant prepares the accounting records and draft financial statements for submission to Cordovano & Honeck, our auditors."

Item  19.   Certain  Relationships  and  Related  Transactions,  page  48
-------------------------------------------------------------------------

34. The dates of purchase of shares by each director and officer have been included as follows on page 43:

          Sam  Hirji          -        December  12,  2001
          Herbert  Moeller    -        December  12,  2001
          Claus  Andrup       -        December  18,  2001

     The  above  dates  represents  the  date  of  the  actual  deposit.

     In addition, in response to this comment the following sentence has been added to this section:

     "The price of $0.01 per share paid by the above directors was arbitrarily determined by them."

35. The reference to the requirements of Rule 144 has been deleted as can be seen on page 43. In addition, on page 17 the reference to Section 4(2) of the Securities Act of 1933, as amended has been deleted.

36.  The  words  "except  as  noted  below"  have  been  deleted.

Item  20.  Market  for  Common  Equity and Related Shareholders Matters, page 49
--------------------------------------------------------------------------------

37. We have not identified any broker dealers or market makers to made an application to NASD for a quotation on the OTCBB as of yet. We anticipate we will identify a market maker once this prospectus becomes effective but as of this date we have not approached any market makers. Therefore, the following words have been inserted third sentence of the first paragraph in under Item 20 on page 44: "who we have not identified as yet".

Item  22.   Financial  Statements
---------------------------------

Consolidated  Statement  of  Operations,  page  55
--------------------------------------------------

38. The caption "unaudited" has not been removed from the first column in this schedule since the figures as at March 31, 2005 are unaudited.

39.  This  comment  has  been  adhered  to.

40. The calculation of the weighted average number of shares outstanding as at September 30, 2004 was calculated incorrectly and should have been as follows:
                                Number of       Number of     Number of shares
                    Number        Shares          Days           Times the
    Date Issued     Issued     0utstanding     Outstanding     Number of days

2001                350,000       350,000          205            71,750,000
July 23, 2004     1,000,000     1,350,000           39            52,650,000
August 31,
2004                100,000     1,450,000           30            43,500,000
                                                  ----           -----------
                                                   274           167,900,000
                                                   ===           ===========


By dividing 274 days into the total shares times the number of days of 167,900,000 the average number of shares is calculated as outstanding; being 612,774 shares.

For the three months ended March 31, 2005 the number of shares outstanding is 1,450,000; being the issued and outstanding share capital.

Statement  of  Changes  in  Shareholders'  Deficit,  page  56
-------------------------------------------------------------

41.  This  comment  has  been  adhered  to.

1.   Summary  of  Significant  Accounting  Principles,  page  56
----------------------------------------------------------------

42. In response to this comment the following has been inserted regarding the current status of the HV claim as shown on page 53 at the end of the third paragraph:

     "On January 24, 2005, the Company lost of its rights to the minerals on the HV mineral claim when the Provincial Government changed its method of recording ownership. The Company has no further interest in the HV claims and no liability attached thereto".

     In response the legal status of the Red Bird claim, the following has been inserted on page 53 at the end of the fourth paragraph:

     "Legal status is that the Company has the rights to the minerals on the Red Bird claim."


43. The cost of Richard J. Billingsley staking the Red Bird was expensed when incurred. There is no actual cost associated with Mr. Billingsley signing a Bill of Sale Absolute in favor Henley. Therefore, it has not been treated as an asset since the Red Bird claim to date have no value attached to them.

44. In response to this comment the notes to the financial statements under Significant Accounting Policies - Organization and Basis Presentation, paragraph 4 last line includes the following: "Legal status is that the Company has the rights to the minerals on the Red Bird."

4.   Capital  Stock,  page  63
------------------------------

45. At the time of the offering of June 23, 2004, Henley only had the HV claim and therefore need funds to identify another mineral property. The funds raised under this offering, which price per share was arbitrarily determined by our directors, was used to acquire the Red Bird. We, as the directors, decided Henley need more money but with the acquisition of the Red Bird felt a higher price per shares could be set. Again, the price of $0.10 per share was arbitrarily set by us. Under this section the following sentence has been added to the second paragraph:

     "The price of $0.10 per share was determined by the Board of Directors based on "good faith estimates".

     In addition, the following sentence has been added to the fourth paragraph:

     "The price of $0.01 per share was determined by the Board of Directors based on "good faith estimate."

5.  Income  Taxes,  page  64
----------------------------

46.  The  table  has  been  amended.

6.   Stock  Option  Plan,  page  64
-----------------------------------

47. The volatility factor was determined by management as the minimum value, in accordance with SFA 123, Accounting for Stock-Based Compensation, as non public entitles need not consider the expected volatility of its stock.

Signature,  page  72
--------------------

48. The "Signatures" page has been changed to indicate Mr. Moeller is the controller.

Exhibit  5.1  -  Opinion  of  Frank  Birkholz,  P.S.
----------------------------------------------------

49.  Refer  to Exhibit 5.1 for amendments made by Mr. Birkholz's consent letter.

50.  This  assumption  has  been  deleted.

51.  The  applicable  amendment  has been made to Mr. Birkholz's consent letter.

52.  This  qualification  has  been  deleted  in  compliance  with this comment.

                              Engineering Comments
                              --------------------

General
-------

53. Our present edgarizing program does not allow us to insert maps into this prospectus. During the latter part of the summer we are hoping to change programs and obtain one which will allow for maps to be insert but our first choice is to learn the EDGAR program already installed by the SEC. In the meantime, I have enclosed various maps of the Red Bird.

54. The technical information has been reduced and now is confined to the mineralization on the Red Bird. The information has been set forth in the format of Industry Guide Line (b).

Risk  Factors,  page  3
-----------------------

55. In response to this comment, I have added to Risk Factor #12 on page 6 the following sentence:

     "In other words, there is the distinct probability the Red Bird does not contain any reserves, as defined by Industry Guide 7, refer to page 22, and any funds spent on exploration will probably be lost."

56.  Former  Risk  Factor  #14  has  been  removed.

Directors,  Executive  Officers,  Promoters  and  Control  Persons,  page  13
-----------------------------------------------------------------------------

57.  Mr.  Heard's  biography  has  been  reduced  to  a  couple  of  paragraphs.

Description  of  Business,  page  25
------------------------------------

58.  This  comment  has  been included under this section on page 24 as follows:

     "We are a pre-exploration stage company (being engaged in the search of mineral deposits (reserves) and are not considered to be in the development or production stage) without any assurance that a commercially viable mineral deposit, a reserve, exists on our mineral claim until appropriate exploration work is done and a comprehensive study based upon such work concludes legal and economic feasibility."

59. In response to this comment, the following paragraph has been inserted on page 24:

     Our exploration program, as noted on page 30, is a phase based program. Phase I is to determine if mineralization exists on the Red Bird and, if the results are favorable, whether to proceed to Phase II. Phase II will increase our knowledge of the Red Bird by exploring other parts of the property, taking additional rock and soil samples in the areas of interest determined by Phase I and attempting to identify drill targets. If Terry Heard and an independent geologist indicate the results from Phase II are encouraging, we will undertake Phase III. Initially, the problem will be to raise money to complete each Phase. If we are successful in raising money and Phase III identifies a mineral deposit we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit, reserve.

60.  This  disclosure  has  been  deleted.

61. In adherence to this comment the following has been disclosed are required by Industry Guide (b) as follows:

          The  location  and  means  of  access  to  the  property.

          Refer  to  "The  Location and Means of Access to the Red Bird" on page
          28.

          Any  condition  that  you  must    title  to  the  property.

          Refer  to  "Conditions to Retaining Title to the Red Bird" on page 28.

          A  brief  description  of  rock  formation   on  the  property.

          Refer  to  "Rock  Formation  and  Mineralization"  on  page  32.

          Description  of  the  present  condition  of  the  property.

          Refer  to  "Present  Condition  and  Climate"  on  page  30.

          A  description  of  any  work  completed  on  the  property.

          Refer  to  "Work  Completed  on  the  Red  Bird by Henley" on page 31.

          A  description  of  equipment  and  other  infrastructure  facilities.

          Refer to "Description of Equipment and Infrastructure facilities" on page 32.

          The  total  cost     and  planned  future  costs.

          Refer to "Work Completed on the Red Bird by Henley" on page 31 and "Proposed Exploration Program" on page 31.

          The  source  of  power  that  can  be  utilized  at  the  property.

          Refer  to  "Source  of  Power  on  the  Red  Bird"  on  page  34.

          property  is  without  known  reserves.

          Refer  to  page  34  for  the  following  sentence:

          "The Red Bird has no proven or probable reserves on it and the above proposed programs are exploratory in nature".

62. Industry Guide 7 has been reviewed and the prior material revised to conform with the requirements therein.

I am sorry for the delay in responding to your letter but will ensure that the next comment letter is responded to in a more timely fashion.

To  faciliate  your  review  I  am  enclosing  the  following  documents:

     Three  copies  of  the  "red-lined"  Form  SB-2A;

     Three  copies  of  the  Form  SB-2A  without  the  red-lines;

     Three  copies  of  maps  of  the  Red  Bird;

     Three  copies  of  your  letter  dated  March  2,  2005;  and

     Two  copies  of  this  letter.

Thank  you  for  your  help  to  date.

Yours  very  truly;
Henley  Ventures  Inc.


Per: /s/ "Sam Hirji"
---------------------
Sam  Hirji
Chief  Executive  Officer,  President
and  Director

Enclosures